[SHIP LOGO]
                               [THE VANGUARD GROUP/(R)/LOGO]


                                                              January 23, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                   via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

                       RE:        VANGUARD MALVERN FUNDS


Dear Mr. Sandoe:

         The following responds to your comments of January 17, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 29 that was filed on November 28, 2005.

VANGUARD ASSET ALLOCATION FUND
------------------------------
COMMENT 1: PROSPECTUS - INTEREST RATE RISK
------------------------------------------
Comment: If the Fund is investing in long-term bonds, the prospectus should disclose that long-term bonds have more interest rate risk than short-term bonds.

Response:         We will make the requested modification.

COMMENT 2: PROSPECTUS - MANAGER RISK
------------------------------------
Comment: The prospectus should state that manager risk includes the risk that poor security selection will cause the Fund to underperform other funds with a similar investment objective.

Response:         The portfolio managers of the Fund use indexing techniques to select the securities in each asset class. We believe the manager risk is properly disclosed in the prospectus.

COMMENT 3: PROSPECTUS - MARKET CAPITALIZATION
---------------------------------------------
Comment: Modify the prospectus to indicate the market capitalization from which the portfolio managers select stocks.

Response:         The portfolio managers index the Fund's stocks to the S&P 500
                  Index. We believe the market capitalization of the Fund is properly disclosed in the prospectus.

January 23, 2006
Christian Sandoe
Page 2 of 4

COMMENT 4: PROSPECTUS - PORTFOLIO MANAGERS
------------------------------------------

Comment: What is the relationship between the Mellon Capital portfolio managers?

Response:         We will amend the disclosure to reflect that Mr. Loeb, Mr.
                  Jacklin and Ms. Potter co-manage the Fund.

COMMENT 5: PROSPECTUS - PORTFOLIO MANAGERS
------------------------------------------
Comment: List the year(s) in which Ms. Potter and Mr. Jacklin began managing the Fund.

Response:         Ms. Potter and Mr. Jacklin began managing the Fund in 2005.
                  We will make the requested modification.

COMMENT 6: PROSPECTUS - BOND TRADING AFTER 3PM EST
--------------------------------------------------
Comment: The prospectus states that bond prices are based on the 3 pm yield curve. Do bonds trade after 3 pm EST?

Response:         Some bonds trade after 3 pm EST in the US markets.

COMMENT 7: PROSPECTUS - CALCULATING THE FUND'S NAV
--------------------------------------------------
Comment: If bonds held by the Fund trade after 3 pm EST, and the Fund's NAV is calculated at 4 pm EST, which bond price does the Fund use to calculate its NAV?

Response:         If bonds held by the Fund trade after 3 pm EST, the Fund uses market prices to calculate the Fund's NAV.



VANGUARD U.S. VALUE FUND
------------------------
COMMENT 1: PROSPECTUS - PORTFOLIO MANAGER
-----------------------------------------
Comment:          List the year in which Mr. Wilderman began managing the Fund.

Response:         Mr. Wilderman began managing the Fund in 2006.  We will make the requested modification.

VANGUARD CAPITAL VALUE FUND
---------------------------
COMMENT 1: PROSPECTUS - PORTFOLIO MANAGER
-----------------------------------------
Comment: List the year in which Mr. Fassnacht became primarily responsible for managing the Fund.

Response:         Mr. Fassnacht became primarily responsible for managing the
                  Fund in 2004.  We will make the requested modification.

January 23, 2006
Christian Sandoe
Page 3 of 4


MALVERN FUNDS SAI
-----------------
COMMENT 1: SAI - DESCRIPTION OF COMPENSATION
---------------------------------------------
Comment: List the funds for which the performance of Mellon Capital's portfolio managers is compared to a benchmark.

Response:         We have revised the SAI to disclose that the Vanguard Asset
                  Allocation Fund is a fund for which the portfolio managers' performance is compared to a benchmark.

COMMENT 2: SAI - DESCRIPTION OF PM COMPENSATION
-----------------------------------------------
Comment: In the Description of Compensation for Mellon Capital, does the parenthetical "(relative to expectations)" mean that the portfolio manager's performance is compared to a benchmark?

Response:         The parenthetical means that the portfolio manager's
                  performance is compared to the performance objectives and benchmarks for the accounts that s/he manages.

COMMENT 3: SAI - DESCRIPTION OF PM COMPENSATION
-----------------------------------------------
Comment: In the Description of Compensation for GMO, the SAI states that a portfolio manager's compensation is based on his or her "individual performance." Is the portfolio manager's performance compared to any benchmark?

Response:         No.  The term "individual performance" refers to a portfolio manager's contribution to the overall success of GMO.
                  Portfolio manager compensation is not specifically tied to outperformance of a benchmark.

TANDY REQUIREMENTS
------------------
Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:
o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

January 23, 2006
Christian Sandoe
Page 4 of 4


                             * * * * *

              As required by the SEC, the Funds acknowledge that:

o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-2627 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Laura J. Merianos
Associate Counsel